Advantest Corporation - Consolidated

1. Management Policy

Advantest's Basic Management Policy
-----------------------------------
     Advantest believes that its philosophy of management is to support leading-edge technology at its forefront. Its basic management policy consists of the following elements: increasing corporate value, improving shareholder and customer satisfaction and achieving excellence.

Business Strategy
-----------------
     While maintaining "Measurements" as our core competence, Advantest intends to improve its corporate value by establishing an operation and finance structure that that responds timely to changes in the global market, and also aims to increase market share by introducing fine products that will inspire the market demands of the next generation. To achieve these objectives, Advantest is driven to further strengthen its product development operations and improve production efficiency by selectively focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.

     Further, Advantest seeks to increase the level of customer satisfaction by maximizing the functions of our test systems by providing them with "GET Solution"(1) as a total solution for businesses to improve business efficiency.

     In October 2001, Advantest launched a company-wide initiative called "Initiative 21". This initiative seeks to promote new ideas and improvement strategies at all levels of the company, from divisions ranging from sales, development and manufacturing to maintenance and administration, with an aim toward strengthening the company's competitiveness. Advantest expected to achieve further growth and fulfill its social mission by having each employee take the initiative to tackle new issues. This initiative continued until 2004, the year of Advantest 50th anniversary, which was set up as the last year of the initiative. As a result, Advantest achieved its target figures in aspects such as sales and profit rate of the company-wide "Initiative 21".

     In the future, Advantest will launch a new company-wide initiative based on its medium-term plans.

  *(1) GET solution (Globally Enabled Total solution) is Advantest's service business designed to provide a set of comprehensive solutions to deal with issues ranging from the design to the delivery of semiconductors.

Target Financial Index
----------------------
     Advantest applies the "AVA" (Advantest Value Added), a financial index incorporating the concept of EVA (Economic Value Added)(2), as a significant performance indicator, along with profit margin, ROE and cash flows, to measure its business performance. Specifically, Advantest will continue to set the minimum return-on-investment ratio ("hurdle rate") for evaluating AVA at 8% and a mid-term target at 12% with an aim to increase corporate value and shareholder value.

  *(2) "EVA" is a registered trademark of Stern Stewart & Co.


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Basic Policy on Distribution of Profits
---------------------------------------
     Advantest believes that shareholder value is premised on the realization of long-term and continued growth in corporate value.
     With respect to the distribution of profits, Advantest has adopted a policy of maintaining consistent dividend payouts after taking into consideration the business performance and financial condition of 2004.
     Retained profits are invested in new businesses, research and development, streamlining efforts and overseas expansion to enable the strengthening of its business position and creation of corporate value.

Advantest's Views and Policies on Lowering its Investment Unit
--------------------------------------------------------------
     As part of its capital policy, Advantest has long recognized the importance of increasing the market liquidity of its shares, promoting long-term and stable holding of its shares among investors and expanding its investor base. Back in August 1995, the company reduced the minimum investment unit for its shares from 1000 to 100 shares.
     As Advantest considers the current liquidity level of its shares to be sufficient and expects any further reduction of investment unit to require significant costs, it is cautious about implementing any further reductions and will do so only after careful consideration of prevailing market conditions, business performance, share prices and other factors.

Advantest's Basic View on Corporate Governance; State of Implementation of
--------------------------------------------------------------------------
Corporate Governance
--------------------
[Advantest's Basic View on Corporate Governance]
     Advantest intends to strengthen its global competitiveness by enhancing information disclosure to all stakeholders, including its investors (shareholders) and customers.

[State of Implementation of Corporate Governance]
(1) Functions of the Company's Organization
     In order to ensure timely response to rapid changes in the business environment and to strengthen corporate governance, Advantest implemented the executive officer's structure and separates its decision-making functions and operational function.
     As the decision making body of the operation, the board of directors set the group's business policies and propose, monitor and manage the operation of business, and is delegate significant authority for executing operations speedily and efficiently.
     Advantest adopts a Board of Corporate Auditors system, and the Board of Corporate Auditors is comprised of 4 auditors (of which 2 are external auditors). Each auditor, based on the policies and plans adopted by the Board of Corporate Auditors, audit the board's fulfillment of its duties by attend significant meetings such as the Board of Directors meeting and investigating the company's business and finance.

(2) Status of the Internal Controls System, Risk Management System and Corporate Audit

     Advantest's basic principle is to conduct business with high ethical standards, sincerity and social justice. As such, Advantest has developed the "Advantest Behavior Norms" and has


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focused on enforcing corporate ethics. In June 2004, the "Code of Ethics for
Officers" was implemented and clarified that the officers will act with sincerity and ethically. In April 2005, in response to applicable regulations and to achieve a higher level of ethical conscience, a revision of the "Advantest Behavior of Norms" was revised and the "Corporate Ethics Helpline" was implemented to handle comments, reports and to advise regarding Accounting, Internal Controls, and Audit at the same time as implementing the "Behavior Norms Committee" to strengthen compliance.
     In addition, in order to strengthen the corporate structure for Corporate Social Responsibility, we have implemented the "CSR (Corporate Social Responsibility) Committee" and placed under it the "Disclosure Committee", "Internal Controls Committee", "Environmental Policy Supervisory Committee", "Information Security Committee", "Human Rights Committee", "Human Resource Complaints Processing Committee", and "Behavior Norms Committee" that are expanding its activities. In Particular, the "Internal Controls Committee" that was implemented in order to strengthen the Internal Controls process and risk management structure is taking measures to establish the three objectives of internal controls that are "Business Effectiveness and Efficiency", "Reliability of Financial Reports", and "Compliance with the Law". Also, in the Audit Office of the Internal Audit Department, as part of operational audit, monitors the internal controls procedures and its application on a daily basis and identifies, comments and advises improvement.
     Furthermore, the Audit Office, Board of Corporate Auditors and outside Audit firms coordinate amongst each other, exchange information regarding audit schedule, audit status and internal controls, and conduct meetings periodically and whenever necessary.

Matters Relating to Parent Companies
------------------------------------
     Advantest does not have a parent company as of the fiscal year end. Historically Fujitsu Corporation had been classified as a "Parent Company"
but due to Advantest's shareholder voting rights ownership ratio being reduced from 20.44% to 15.27% in February 2005, Advantest is no longer an affiliated company of Fujitsu Corporation.
     In addition, Fujitsu Corporation's voting rights ratio is 10.91% as of the fiscal year end.

2.  Business Results and Financial Condition
(1) Business Results
Fiscal Year Results
-------------------
     During the fiscal year, business conditions affecting the Company during the first half of the fiscal year was favorable due to an increased appetite for capital expenditures in the semiconductor manufacturing industry, as stimulated by the strong demand for consumer digital electronics products such as flat screen televisions, DVD devices and digital cameras and a steady demand for computers including personal computers. However, in the second half of the fiscal year, capital expenditure by the semiconductor manufacturing industry indicated a trend to expenditure restrictions as a result of inventory control of consumer digital electronics products and a decline in DRAM prices. Towards the end of the fiscal year there were signs of recovery.

     Under this environment, Advantest made concentrated efforts to increase incoming orders and expand sales through the timely introduction of new products that meets customers' needs. Advantest and its group companies combined forces in a drive towards improving profitability by after stock production method and improving production efficiency, through a reorganization of its manufacturing operations, as well as continuing its efforts to reduce costs.


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     As a result of the above, Advantest returned to profit as incoming orders increased by 8.9% to (Y) 227.4 billion and net sales increased by 37.4% to (Y)
239.4 billion, each as compared with the previous fiscal year, while achieving net income before income taxes of (Y) 61.8 billion increased by 114.0% and net income of (Y) 38 billion increased by 119.7%. Overseas sales as a percentage of total sales were 74.9%, as compared to 66.7% in the previous fiscal year.

[Condition of Business by Segment]
Operation Condition by Business Segment
---------------------------------------
     In connection with the business and organizational reorganization, we have changed Advantest's two historical reportable segments of "automated test equipment" and "measuring instruments" into three new reportable segments of "semiconductor and component test system", "mechatronics system" and "services, support and others". With respect to the following figures as compared with the previous fiscal year, the previous fiscal year amounts have been converted into the new business segments.

(Semi-Conductor and Component Test System Segment)
     In the memory tester market, sales maintained positive throughout the fiscal year despite the adjustments made in the second half of the fiscal year due to new products such as the ultra-high-speed memory tester and general purpose high-speed memory tester. On the other hand, sales of flash memory testers was strong in the first half of the fiscal year in continuation from the previous fiscal year, but orders and sales lagged in the second half of the year, due to reduced capital expenditures of semiconductor manufacturers as a result of inventory adjustment by IT related products.
     In the SoC (System-on-a Chip)/ AS (Application Specific) tester market, sales of the T2000, a new concept tester compatible with OPENSTAR(R)*4, was steady. On the other hand, sales of SoC tester for cell phones and other digital consumer equipment related devices and testers for LCD driver IC, although maintaining steady sales domestically and in Taiwan in continuation from the previous fiscal year, orders and sales lagged as the flash memory testers did.
     As a result of the above, incoming orders was (Y) 171 billion (11.1% increase in comparison to the last fiscal year), sales was (Y) 180.6 billion (46.3% increase) and operating profit was (Y) 50.6 billion (76.5% increase).

(Mechatronics System Segment)
     Impacted by the positive sales of memory testers, memory test handlers with simultaneous-testing features or coolant features maintained a steady sales throughout the fiscal year despite inventory adjustment in the second half of the fiscal year. In addition, device interface products maintained steady sales throughout the year as a result of factors such as diversification of devices.
     As a result of the above, incoming orders was (Y) 43.8 billion (11.1% increase in comparison with previous year, sales was (Y) 46.3 billion (35.6% increase) and operating profit was (Y) 13.6 billion (21.6% increase).



(Services, Support and Others Segment)


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     In this segment, incoming orders was (Y) 19.1 billion (-5.1 % in comparison with previous year, sales was (Y) 19.6 billion (-3.8 % decrease) and operating profit was (Y) 3.4 billion.

  *(4) OPENSTAR(R) : The name of an open architecture standard published by the STC (Semiconductor Testing Consortium). OPENSTAR(R) is a registered trademark or a trademark of STC in the United States, Japan and other countries.

[Distribution of Profits]
     As described above, sales in the second half of the fiscal year was impacted by restricted capital investment by semiconductor electronics manufacturers but overall achieved an increase of revenue and profit. As such, although future business conditions remain unclear, with respect to the year end distribution of profit, based on the profit distribution policy described above, and as initially forecasted, Advantest expects to propose to the 63rd General Shareholders' Meeting a year-end dividend of (Y) 25 per share, which, together with the interim dividend of (Y) 25 per share already paid, amounts to a fiscal-year total of (Y) 50 per share (as compared to (Y) 40 per share in the previous fiscal year.)

Prospects for the Upcoming Fiscal Year
--------------------------------------
     With respect to business conditions in the upcoming fiscal year, in the medium term, Advantest expects to see a continuing increase in demand for digital consumer devices as well as a solid increase in semiconductor demand in light of the stable demand of the personal computer market and expansion of the third-generation mobile phone market. In addition, Advantest expects an increase in capital expenditures by semiconductor manufacturers resulting from investments relating to 300mm wafers and the transition to a generation of memory devices. On the other hand, in the short term, due to reduced capital expenditures as a result of factors such as the decreased production, inventory and prices of products that affect the digital market such as semiconductors, electronic components and IT related products, increase in raw materials and risk of a strong yen and pressure for a price decrease in our products in relation to such factors may not allow for an optimistic outlook.
     In order to respond to these conditions, Advantest plans to implement a number of measures aimed at furthering its profitability, including plans to increase incoming orders and sales through the timely introduction of new products that flexibly meet customers' needs, as well as its continued efforts to shorten time-to-delivery through improvements in manufacturing efficiency and to reduce costs.
     As a result of the above, net sales for the upcoming fiscal year are currently estimated to increase by 0.2% to (Y) 240 billion, while income before income taxes is estimated to decrease by 2.9% to (Y) 60 billion and net income decrease by 2.8% to (Y) 37 billion, each as compared with the current fiscal year.

[Profit Distribution Forecast]
     Based on the prospects for the upcoming fiscal year and the profit distribution policy described above, Advantest expects to pay dividends of (Y) 50 per share for the upcoming fiscal year (including an interim dividend of (Y) 25 per share).

(2) Financial Condition


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     Total assets at the end fiscal year end is (Y) 296.7 billion, a decrease of
(Y) 34 billion compared to the previous fiscal year, due primarily to a decrease of (Y) 19.8 billion compared to the previous fiscal year in inventories. Total liabilities are (Y) 90 billion, a decrease of (Y) 18.4 billion compared to the previous fiscal year. The major factor for this decrease is the decrease of accounts payable by (Y) 15 billion. Shareholders' equity is (Y) 206.7 billion after increase of (Y) 38 billion in current net profit and decrease of (Y) 54.5 billion by repurchase of shares. Equity to Assets ratio is 69.7%, an increase by 2.6 point.

(Cash Flow Condition)
     Cash and cash equivalents held at March 31, 2005 were (Y) 120.9 billion, an increase of (Y) 19.8 billion from March 31, 2004.
     Significant cash flows during this fiscal year and their causes are described below.
     Net cash provided by operating activities was (Y) 90.3 billion. This amount was primarily attributable to a net income of (Y) 38 billion and a decrease in account receivables by (Y) 20.9 billion and inventories by (Y) 20.2 billion.
     Net cash used in investment activities were an outflow of (Y) 8.2 billion. This amount was primarily attributable to capital expenditures of (Y) 8.7 billion, including capital expenditures related to equipment for leasing.
     Net cash used in financing activities was (Y) 63 billion. This amount was primarily attributable to repurchase of shares in the amount of (Y) 54.5 billion, dividend payments in the amount of (Y) 4.9 billion, and the repayment of bonds with preemptive rights in the amount of (Y) 4.5 billion.

     The following table illustrates the historical movements of certain cash flow indexes:

                                               Year ended March 31,

                                       2001       2002      2003       2004       2005
Stockholders' equity ratio (%)         65.8       78.3      74.9       67.0       69.7
Stockholders' equity ratio based
   on market prices(%)                304.0      311.4     147.4      253.4      256.0
Debt to annual cash flow ratio          1.1        3.0       5.4        0.9        0.2
Interest coverage ratio            4,116.43    1,703.0   1,013.7    5,965.1   20,210.9

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Stockholders' equity ratio: stockholders' equity / total assets
Stockholders' equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows Interest coverage ratio: operating cash flows / interest payments

(Notes) 1. These indexes are calculated using U.S. GAAP figures.
        2. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
        3. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interests.


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